U.S. SECURITIES AND EXCHANGE COMMISSION   +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2002  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |   0-26799   |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
check box
Form 10-K [ ]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [X]   Form N-SAR

                    For Period Ended: December 31, 2000
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                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form, Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
     Universal Broadband Networks, Inc.
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Former Name if Applicable
         IJNT.net, Inc.
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Address of Principal Executive Office (Street and Number)
     2030 Main Street, Suite 550
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City, State, Zip Code
     Irvine, CA  92614
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 PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[XX] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

It is not possible for the Registrant to file its December 31, 2000 Form 10-Q within the prescribed time period for the following reasons:

1. On October 31, 2000 (the "Petition Date"), Universal Broadband Networks, Inc. and four of its wholly-owned subsidiaries (collectively the "Company")filed a petition for relief (the "Petition") under Chapter 11 of the United States Bankruptcy Code.
2. As a result of the filing of the Petition, the Company's former independent certified public accounting firm resigned and a new independent certified public accounting firm (the "New Accounting Firm") was retained. The December 31, 2000 Form 10-Q is the first filing to be reviewed by the New Accounting Firm.
3. Since the Petition Date, the Company has conducted limited activities as a debtor-in-possession under the Bankruptcy Code and retains only a limited number of key personnel. During the initial months following the Petition Date, extraordinary demands were placed on these employees in order to comply with the requirements of the Bankruptcy Code and preserve the assets of the estate.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 Brandon Powell                      949               260-8108
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     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                        Universal Broadband Networks, Inc.
                     ------------------------------------------
                 (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2001                 By: /s/ Brandon Powell
     -----------------------------      ----------------------------------------
                                        Brandon Powell, Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTACHMENT

The Company anticipates that its losses from operations will be substantially higher for the nine months ended December 31, 2000 (estimated to be approximately $55.9 million) than the losses for the nine months ended December 31, 1999 which were $13.0 million. Such increased losses resulted partially from increased start-up expenses attributable to the construction of a telephone switching facility and the related network, as well as increased compensation expenses. Such expenses were incurred during the months of April 2000 to October 2000. In addition, and as discussed in Part III above, on the Petition Date, the Company filed a petition for relief (the "Petition") under Chapter 11 of the United States Bankruptcy Code. In connection with such petition, the Company has changed to liquidation accounting guidelines and adjusted its assets to net realizable value, thereby recording an impairment loss on fixed assets of $11.2 million. In addition, the Company has recorded expenses related to the reorganization approximating $10.6 million, and accrued lease and contract rejection costs of approximately $7.9 million.